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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 HEALTHSTAR CORP
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    15850C201
                                 (CUSIP Number)

                                 James E. Myers
                            Thomas & Libowitz, P.A.
                                   Suite 1100
                                100 Light Street
                               Baltimore, MD 21202
                                 (410) 752-2468
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 12, 1997
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box       / /

Check the following box if a fee is being paid with this statement        / /
         (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
         (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



































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_______________________________________________________________________________

CUSIP No.  15850C201
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

                Marcy Engelbrecht
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Maryland, USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       117,116
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             117,116
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.06%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

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Item 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this statement relates is the Common Stock $.001 par value of HealthStar Corp, whose principal executive officer is Stephen J. Carder. The principal executive offices are located at 8745 West Higgins, Suite 300, Chicago, Illinois 60631.

Item 2.  IDENTITY AND BACKGROUND

         The party on whose behalf this statement is filed is Marcy Engelbrecht who maintains a principal place of business at 19 Hillsyde Court, Cockeysville, Maryland, 21030. This statement is an amendment to a previously filed Schedule 13D which reported Marcy Engelbrecht as the owner of 1,500,000 shares of the Registrant.

         The reporting person has disposed of and acquired other shares and as a result of these transactions, the reporting person currently owns less than 5% of all issued and outstanding shares of Common Stock of the Registrant.

         The reporting person has not been convicted in any criminal proceeding in the last 5 years. The reporting person has not, in the last five years, been party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the funds utilized for the acquisitions were from personal funds.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         The reporting person owns the following shares and percentages of the Common Stock of the Registrant (as of May 21, 1999):

                  Reporting Person           Shares          Percentage
                  ----------------           ------          ----------
                  Marcy Engelbrecht          117,116           3.06%

         Pursuant to an Irrevocable Proxy executed on January 8, 1997, the reporting person had granted voting control of her shares of stock jointly to Mr. Paul Caliendo, who was Chairman, President, and Chief Executive Officer of the Registrant on the date of the first filing, and Mr. Stephen J. Carder, who was Executive Vice President and Chief Financial Officer of the Registrant as of December 13, 1996, the date of the first filing to which this amendment pertains. The proxy was subsequently assigned to the Board of Directors of the Registrant. The reporting person had the sole power to dispose of the 1,500,000 shares held by her.

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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE REGISTRANT

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting parties with respect to their securities of the Registrant except that during March, 1997, the reporting person sold 147,000 of her shares of Common Stock of securities in the Registrant to accredited outside investors and transferred 1,000,000 shares to InfoPlan Partners, LLC, in exchange for 1,000 units of InfoPlan Partners, LLC.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are being filed with this amendment. The original proxy statement is unavailable.





















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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          June 12, 1999                       /s/ Marcy Engelbrecht
         -----------------                    ---------------------------
         Date                                 Marcy Engelbrecht

          June 12, 1999                       /s/ Zirk Engelbrecht
         -----------------                    ---------------------------
         Date                                 InfoPlan, Inc.
                                              Zirk Engelbrecht, President


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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